Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

November 29, 2012

Susan Block, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Air Industries Group, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed October 17, 2012 File No. 000-29245

Dear Ms. Block:

On behalf of our client, Air Industries Group, Inc. (the “Registrant”), I am submitting this letter in response to the Staff’s letter of comment dated November 13, 2012, to the Registrant’s Amended Form 10 filed on October 17, 2012.

Our responses below have been numbered to correspond to the Staff’s comments.  Amendment No. 2 to the Registrant’s Form 10 (the “Amendment”) which responds to the Staff’s comments, together with a letter from the Registrant acknowledging responsibility for the filing under the Securities Exchange Act, have been filed contemporaneously with this letter.  The Staff will see that the Amendment being filed along with this letter does not contain the XBRL exhibits. They are in process and will be filed in a further amendment next week.  The Registrant believed that it is best to get the Staff the amendment so they could begin their review rather than wait for the XBRL materials.

General

1.
Please be advised that your registration statement will automatically become effective in 60 days after you filed on October 2, 2012. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing, in order to restart the 60 day time frame when you automatically go effective after filing.

Response:  As the Staff has been advised, at the current time the Registrant sees no need to withdraw its Form 10.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -2-

2.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

☐	Describe how and when a company may lose emerging growth company status;

☐
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

☐	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  We note that the Registrant had two resale registration statements declared effect-- the first in August 2006, the second in July 2007.  Shares of the Registrant were sold pursuant to these registration statements and thus, the Registrant believes it is not an emerging growth company.

3.
We note references to customers and relationships throughout the document. Please confirm to us that the statements naming other companies are referencing sales or relationships with existing customers.

Response:  The Registrant has reviewed the references to customers and relationships throughout the Amendment and confirms that all statements in the Amendment naming other companies are references to sales or relationships with existing customers.

4.	Please revise to define industry terms when first used including “flight critical” on page 1 and “turning processes” and “milling processes” on page 4.

Response:  The terms have been defined or deleted.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -3-

5.
We note statements such as “more firmly embedded relationships” and “a cost competitive, low risk approach” on page 5 and “enables the combined entity to compete more effectively for contracts and other outsourcing opportunities from prime contractors and the US Government” on page 7. Marketing language that cannot be objectively substantiated should be removed. Please revise. To the extent these statements represent your beliefs, please revise accordingly and clarify these as beliefs or substantiate the statements to us.

Response:  The Registrant has revised the description of its business and has deleted or revised marketing language that would be difficult to substantiate.

6.
Your financial statements should be updated to comply with Rule 8-08 of Regulation S-X.  We note that you have filed financial statements for the three and nine month periods ended September 30, 2012 under cover of Form 8-K. Consideration should be given to the impact of the staff’s comments upon those financial statements when updating your Form 10.

Response:  The financial statements included in the Amendment have been updated as is appropriate and the Staff’s comments were considered in presenting the financial statement for the periods ended September 30, 2012.

Cautionary Note Regarding Forward-Looking Statements, page (ii)

7.
Please remove reference to Sections 27A of the Securities Act and 21E of the Exchange Act as these safe harbors of the Private Securities Litigation Reform Act apply only to an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934.

Response:  References to Sections 27A of the Securities Act and 21E of the Exchange Act have been removed.

Business, page 1

Description of Business, page 1

8.
Please explain to us the basis for your stated beliefs that you “are the largest supplier of flight safety components to Sikorsky Aircraft Corp. (‘Sikorsky’) for its Blackhawk helicopters” on page 1 and that you are “the largest supplier of flight critical components to Sikorsky.”

Response:  The statement has been deleted.

Recent Stock Issuances and Financings, page 1

9.	Please ensure all share numbers presented in your filing are post reverse split.

Response:  All numbers have been revised so that they are post reverse split.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -4-

Nassau Tool Works, Inc., page 4

10.	Please revise to explain what you mean that “[i]n many ways Nassau Tool Works, from which we acquired the operations that now constitute Ai r-NTW, was very similar to AIM.”

Response: The statement has been deleted.

Sales and Marketing, page 4

11.
We note the statement on page 5 that you endeavor to have contracts “on a cost plus basis.” Please revise to describe the extent to which your current contracts are actually on a cost plus basis or advise.

Response:  The statement has been revised to delete the reference to cost plus.

Future Expansion Strategy, page 7

12.
We note that statement that “[t]hese manufacturers will have no choice but to upgrade their systems and processes or seek to be acquired or acquire others to achieve the necessary scale or leave the industry.” Please explain to us the basis for this statement. It seems to ignore the possibility that some manufacturers may have already upgraded their systems and processes or may have already engaged in mergers, as you yourself have done. Please also include risk factor disclosure regarding this issue, if applicable to you.

Response:  The statement has been deleted and related statements have been revised as appropriate.  The Registrant does not believe that it would be appropriate to include a risk factor regarding this issue specifically referencing the Registrant.

Risk Factors, page 8

13.
We note the statement “[t]he risks provided below may not be all the risks we face.” All material risks should be discussed in this section. If risks are not material they should not be mentioned. Please remove this statement.

Response:  The statement has been deleted.

14.
We note on page 3 that “[n]early all of the parts and subassemblies produced by AIM are built to customer specifications and are not protected by patents, trademarks or other rights owned or licensed by AIM.” Please revise to provide a risk factor addressing this or tell us why this is not necessary.

Response:  A risk factor addressing this issue has been added.  See Page 10.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -5-

15.	Please revise to discuss the risk of volatility of the raw materials in the aerospace industry, as discussed on page 6.

Response:  A risk factor has been added with respect to the volatility of the prices of raw materials.

Management’s Discussion and Analysis, page 15  General

16.
Please revise all comparative discussions presented to include the facts and circumstances surrounding each material period to period variance. Your current disclosures present only mathematical calculations in narrative form with no related discussion of factors underlying the variances. For example, your discussion of changes in cost of sales should include a detailed discussion of the facts and circumstances surrounding the 2010 $1.1 million inventory revaluation charge. Where variances in line items and/or in segments are the result of more than one factor, the impact of each significant factor should be quantified and discussed. Your attention is directed to Item 303 (a) (3) of Regulation S-K and to Instructions 1 – 3 of the Instructions to paragraph 303 (a) for guidance.

Response:  Information responsive to this comment has been added throughout the   MD& A.

17.
Refer to your discussion of SG&A costs for 2012 on page 24. You state that these costs increased for WMI, in part from a reclassification in 2012 of certain management personnel costs from factory overhead to SG&A. Please quantify and describe these costs to us in detail and explain why reclassification was considered appropriate. In addition, given that you considered reclassification to be appropriate, please explain why a similar reclassification in prior periods does not appear to have been considered appropriate as well. In this regard, we note your observation that the reclassification increased gross profit at WMI for the period. We may have further comments upon review of your response.

Response:  The amount of the expense reclassified in 2012 was $145,000 all of which related to personnel expenses for three individuals.  The reclassification resulted from a determination that the nature of the services performed by certain individuals had evolved from production activities to more managerial activities in part, as a result of an increase in the number of personnel at WMI as a result of the growth in its business.  Because the shift occurred predominately in 2012, it was determined that there was no need to reclassify the expense for prior periods as such reclassification was deemed to be immaterial.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -6-

Acquisition and Recapitalization, page 16

18.
For clarity, please ensure consistency in your presentation and description of the NTW acquisition throughout your filing. Specifically, here you discuss shares issued and cash used of $12,118,000 in the acquisition of NTW, but on your statement of cash flows for the six-months ended June 30, 2012 presented on page F-35 you indicate cash paid for acquisitions of $11,400,000. Further, in Note 2 on page F-37 you disclose an original purchase price of $12 million subject to post-closing adjustments, which are stated to be $518,000, for a total of $12,518,000, but tabular presentation in this same note indicates a final cost of $12,418,000. In addition, the total purchase price is disclosed as $12,118,000 on page F-70.

Response:  The Registrant has endeavored to be consistent in its presentation of the facts surrounding the acquisition of the assets of Nassau Tools Works and the price paid for such assets. To be clear, the price as stated in the contract was $11,600,000 in cash plus 66,667 shares of common stock of the Registrant plus an amount to be determined pursuant to an adjustment for working capital, which was determined to be $518,000.  Thus, the total cash component is $12,118,000.  The cash flow statement for June 30, 2012 reflects the fact that as contemplated by the Asset Purchase Agreement, the $518,000 was not paid at closing or prior to June 30, 2012.  In addition, an additional $200,000 was held back at closing to ensure that the seller obtained certain releases.  This amount remained unpaid at June 30, 2012.  Thus, as the Staff noted, only $11,400,000 had been paid as of June 30, 2012.  With respect to the valuation of the 66,667 shares, please see the discussion in response to comment 19.

19.
We note from your discussion here that you issued 66,666 common shares as partial consideration for the acquisition of NTW, and that, in connection with the acquisition, you also issued 1,185,851 common shares as part of private offering at $6 per share and settled $5,204,000 in Junior Subordinated Notes in common shares valued at $6 per share, as well. Please tell us why you appear to have valued the 66,666 issued as partial consideration for the acquisition of NTW differently than the private placement shares. In this regard, we note that, using the $6 per share value, the fair value of shares issued as partial consideration would be approximately $400,000, but you have listed the value of shares issued as $300,000 on page F-37.

Response:  Although the Registrant received $6.00 for the shares issued in its private placement and the Subordinated Notes were converted at a rate of $6.00 per share pursuant to a private solicitation, the most recent trade of the Registrant’s Common Stock in the Pink Sheets prior to the Closing Date of the NTW Acquisition took place at $4.50 per share.  The terms of the private placement and the terms upon which the Subordinated Notes were converted were determined, in effect, pursuant to negotiations between the Registrant and the investors and note holders.  For purposes of valuing the shares issued for the NTW Acquisition, the Registrant used the most recent price in a transaction occurring in the public market in which it was not a participant.  Such value was $4.50 per share or $300,000 in the aggregate.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -7-

Security Ownership of Certain Beneficial Owners and Management, page 30

20.	Please revise to provide this information as of the most recently practicable date.

Response:  The date as of which this information has been provided has been revised as appropriate.

Certain Relationships and Related Transactions, and Director Independence, page 35

21.	Please revise to provide information regarding director independence. Refer to Item 407 of Regulation S-K.

Response:   The information has been provided.

Item 10. Recent Sales of Unregistered Securities, page 37

22.	Please provide the consideration received for each transaction. Refer to Item 701(c) of Regulation S-K.

Response: The information has been provided.

Consolidated Financial Statements for the Year Ended December 31, 2011  Notes to Consolidated Financial Statements
Note 2 – Disposition, page F-7

23.
We note that you closed a sale of certain assets of Sigma to the former stockholders of Sigma in fiscal 2009. Your Form 10-Q for the quarter ended June 30, 2009 discloses assets and liabilities held for sale in the amounts of $683,000 and $2,317,000, respectively, as of the balance sheet date. You indicate that, on December 30, 2010, you entered into an agreement between subsidiaries to transfer any remaining assets and that, immediately following that transaction, you sold your “holdings in Sigma to a member of management” resulting in an increase in additional paid-in capital of $1,118,000. Please further quantify and explain the transactions that occurred in fiscal 2010 and your method of accounting for same. Clarify exactly what you transferred and sold, identify the purchaser, and quantify and describe the consideration received. We assume that the final transaction was accounted for as a contribution to capital. Please confirm, or explain how our assumption is not correct. We may have further comments upon review of your response.

Response:  In 2008, the Company decided to discontinue the operations of Sigma due to deteriorating operating results.  The Company wrote down various assets including intangible assets and goodwill.  As such, the results of Sigma were reported as discontinued operations.  In 2008, the Company reported a loss from the discontinued Sigma operations of approximately $9.1 million. In December 2010, the Registrant and Sigma consummated a transaction whereby Sigma sold substantially all of its assets to the Registrant in consideration of the receipt of a release from any amount then due to the Registrant from Sigma.  The assets transferred included inventory and shares in Welding Metallurgy, another subsidiary of the Registrant   Thereafter, the Registrant sold the common stock of Sigma, which then had cash of $60,000 and liabilities which exceeded such assets by $1,118,000, to Michael Recca, then a member of management, for a nominal amount.  It was Mr. Recca’s belief that he could profit from the transaction by settling the various claims against Sigma for less than the cash and the remaining members of management believed it was more expeditious to allow him to resolve these issues than to continue to deal with them. Since this transaction had the effect of removing from the consolidated balance sheet of the Registrant liabilities which exceeded assets by $1,118,000, as the Staff noted a balancing entry was made to additional paid in capital. The Registrant determined to treat this as a contribution to capital.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -8-

Note 7 – Sale and Leaseback Transaction, page F-14

24.
Please tell us why $300,000 of the $1,051,000 gain on the sale/leaseback transaction was recognized immediately. Illustrate your computations in your response and cite your basis in GAAP for each of your accounting conclusions.

Response: As discussed in FASB ASC 840-40-3b-1, the seller-lessee shall immediately recognize the profit that is in excess of the present value of the minimum lease payments. We determined the gain on the transaction based on the following factors:  straight-line rent - $60,852.71; remaining term of lease – 240 months; interest rate – 8%.  In the case of this transaction, the present value of the monthly straight line rent amounted to approximately $761,000. The total profit on the sale was approximately $1,051,000.  Therefore a gain of $290,000 was immediately recognized.  On a monthly basis, the remaining gain to be recognized is approximately $3,170.  As the transaction occurred during the month of October 2006, therefore, an additional three months of the gain or approximately $9,510 was recognized for a total of $299,510. Such amount was rounded to $300,000.

Note 12 – Income Taxes, page F-24

25.
Please revise to present all disclosures required by FASB ASC 740-10-50-9 and FASB ASC 740-10-50-12. Specifically, please provide the current and deferred tax provision for each period an income statement is presented, and provide a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

Response: The requested disclosures have been made.

Note 16 – Segment Reporting, page F-29

26.
Please revise your segment disclosures to include all disclosures required by FASB ASC 280-10-50-20 through 26. Specifically, pursuant to FASB ASC 280- 10-50-21, your disclosure should include the factors used to identify your reportable segments, including the basis of organization, and the types of products and services from which each reportable segment derives its revenues. Please review all paragraphs cited above to ensure all other required disclosures are included.

Response:  The requested disclosures have been made.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -9-

Nassau Tool Works, Inc.

Financial Statements for the Year Ended December 31, 2011

Statement of Earnings, page F-54

27.	Please tell us why interest expense is included in operating income.

Response: The previous owners of Nassau Tool Works considered interest expense to be an indicator of how their business was operated.  Since Air Industries Group acquired the assets of Nassau Tool Works, interest expense is included outside of operating income.

28.
We note the decrease in cost of goods sold from 79.3% of revenue in fiscal 2010 to approximately 61.2% of revenue in fiscal 2011 and fiscal 2012, to date. Please explain the reasons for this significant decrease.

Response:  During 2011 and continuing into 2012, the cost of purchased materials at Nassau Tool Works decreased.  This decrease in the cost of materials was not directly passed on to all customers.  Additionally, Nassau Tool Works has maintained a stable workforce and has been making the same parts for many years, which has enabled it to increase efficiencies in its operations.  These two facts coupled together, lead to the decrease in cost of goods sold as a percentage of revenue.

Note 10 – License Agreement, page F-59

29.
We note that the license agreement with Boeing Aircraft had been extended until June 30, 2012. Please provide support, if true, that the license agreement has been further extended and that Air Industries Group retains the right to use this technical data subsequent to the acquisition. Alternatively, it appears that the pro forma financial information should be revised to reflect how future operations will be impacted by the loss of the licensed rights.

Response:  The license agreement has been renewed and subsequent to the acquisition, the Registrant has and will continue to use the technical data.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -10-

Note 11. Related Party, page F-60

30.
The Independent Auditor’s Report states that the financial statements do not include the accounts of an affiliated VIE who qualifies for consolidation. We assume that Edison constitutes that VIE. Please confirm our understanding or identify and describe the VIE referenced in the Auditor’s Report.

Response:   Edison is the VIE referenced in the Independent Auditor’s Report.

31.	Please explain to us, in detail, why you consider Edison to constitute a VIE and why you believe it should be consolidated. Provide your basis in GAAP for each assumption made.

Response: The former owners of Nassau Tool Works determined that Edison Realty (“ER”) was a VIE based on the following facts:

(1) Prior to the acquisition of the assets of Nassau Tool Works, its owners also owned ER. Both entities were under common control.
(2) The month-to-month lease represents an implicit variable interest. As there was no lease document and the owners of Nassau Tool Works were also the owners of ER, the amount of rent could have been increased at any time to cover any cash shortfalls of ER.  (3)  As the owners of Nassau Tool Works are also the owners of ER, they have the power to direct the activities that most significantly impact ER’s economic performance.  (4) Nassau Tool Works had guaranteed the mortgage of its office and manufacturing facilities leased from ER.  Such guarantee represents an explicit variable interest.  As such, Nassau Tool Works would bear the risk of loss if ER defaulted on the mortgage.

As Nassau Tool Works was the primary beneficiary of the lease, it should consolidate the operations of ER in its financial statements.

32.
Please tell us whether Edison continues to be a VIE that should be consolidated in the financial statements of NTW subsequent to the acquisition by Air Industries Group, Inc. In this regard, Article 7.6 of the Asset Purchase Agreement appears to indicate that the lease will continue and that the acquirer will be granted an option to purchase the real property. Please advise in detail.

Response: The Registrant has determined that as of the acquisition date, ER is no longer a VIE for the following reasons:

(1) The guarantee of the ER mortgage was not assumed by the Registrant. As such, an explicit variable interest no longer exists.

(2) On or about the acquisition date, the Registrant signed a lease with ER for the office and manufacturing facilities then used by Nassau Tool Works.  As such, the implicit variable interest no longer exists.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -11-

(3) It should also be noted that the former owners of Nassau Tool Works hold insignificant minority ownership interests in the Registrant and do not control the day-to-day operations of the Registrant.  As such, even if they would want to increase the rent paid under the new lease to cover cash shortfalls of ER, they would lack the power to do so and management of the Registrant has informed us they would not do so.

As a result, the operations of ER are not being consolidated into the financial statements of the Registrant after the acquisition date.

33.
We note that the Independent Accountant’s Review Report for Air Industries Group, Inc. dated October 26, 2012 does not refer to a VIE who qualifies for consolidation but is not included in the financial statements for the three and nine months ended September 30, 2012. We assume this is because the financial statements of the VIE are included in the consolidated financial statements. Please confirm that this is the case or explain why no such qualification is considered to be necessary.

Response:  No VIE is referenced in the Accountant’s Review Report as the Company determined that Edison is no longer a VIE as of the date of the acquisition by the Registrant.

34.
Article 7.7 of the Asset Purchase Agreement states that you have entered into employment agreements with each of the former owners of Nassau Tool Works, Inc. through December 31, 2013. Please clarify the titles and job descriptions of Mr. DiCarlo and Mr. Hunt.

Response:  Messrs. DiCarlo and Hunt have been employed by NTW to provide continuity with certain customer and supplier relationships and due to the need to transfer certain practical knowledge they have regarding the manufacturing processes of NTW and, to a lesser degree, its personnel. Neither individual continues to exercise any executive or managerial authority with respect to the affairs of the business of NTW and neither individual will become involved in the affairs of the Registrant or its other subsidiaries. Further, neither individual has a significant stake in the financial results of the Registrant or any of its subsidiaries.

Pro Forma Statements of Operations for the Year ended December 31, 2011 and the Six-Month Period Ended June 30, 2012

35.
We note that each of your footnote explanations include several different adjustments aggregating to the total seen on the face pro forma statements of operations. Please revise each explanation to include the amount of the adjustment for each source cited, as well as supporting disclosure of the method of calculation of each adjustment. For example, a depreciation adjustment should be supported by presenting fair value adjustment and change in useful life used in calculating the adjustment. Separately quantify adjustments for salaries and for medical insurance costs paid to former owners and explain how they have been derived. Consider tabular form for clarity.

Response:  The footnote disclosure has been revised to break the different adjustments into their various components and the explanations have been revised accordingly.

Susan Block, Esq.
Securities and Exchange Commission
November 29, 2012
Page -12-

36.	Please support your assertion that the conversion of $5.2 million in Junior Subordinated Debt to Common Stock is directly attributable to the transaction.

Response:   In accordance with the terms of the transactions and the agreements with the holders of the Subordinated Notes, the conversion of the Notes would not have occurred absent the completion of the acquisition and the raising of sufficient capital or debt from the Registrant’s principal lender to complete the acquisition.

Exhibits

37.
We note the statement on page 9 that “[i]n 2011, two of [y]our customers accounted for 64% of [y]our net sales and three of [y]our customers accounted for 75% of [y]our net sales.” Please file material agreements with these and any other significant customers as exhibits to your next amendment or advise.

Response:  Although the Company is party to various agreements and understandings with its principal customers, there is no single agreement which governs the transactions between the Registrant and any customer and none of the principal customers is obligated to maintain its relationship with the Registrant, as noted in various Risk Factors.  The Registrant considers sales made to each customer to be independent transactions in the ordinary course.  Thus, the Registrant believes there is no material agreement with any customer that should be filed as an Exhibit to the Amendment.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.
Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:	Amy Geddes John Dana Brown Margery Reich